Filed pursuant to Rule 433

Registration File No. 333-238057

Relating to the

Preliminary Prospectus Supplement

dated May 7, 2020

(To Prospectus dated May 7, 2020)

PRICING TERM SHEET

May 7, 2020

Inseego Corp.

Offering of

$100,000,000 Aggregate Principal Amount of

3.25% Convertible Senior Notes due 2025

The information in this pricing term sheet supplements Inseego Corp.’s preliminary prospectus supplement, dated May 7, 2020 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Inseego Corp. and not to its subsidiaries.

Issuer	Inseego Corp.

Ticker / Exchange for Common Stock	INSG / The Nasdaq Global Select Market (“Nasdaq”).

Pricing Date	May 7, 2020

Trade Date	May 8, 2020

Settlement Date	May 12, 2020

Notes	3.25% convertible senior notes due 2025 (the “Notes”).

Principal Amount	$100,000,000 (or, if the underwriter fully exercises its over-allotment option, $115,000,000) aggregate principal amount of Notes.

Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Maturity	May 1, 2025, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	3.25% per annum.

Interest Payment Dates	May 1 and November 1 of each year, beginning on November 1, 2020.

Record Dates	April 15 and October 15.

Last Reported Sale Price per Share of Common Stock on Nasdaq on May 7, 2020	$10.51.

Conversion Premium	Approximately 20% above the last reported sale price per share of common stock on Nasdaq on May 7, 2020.

Initial Conversion Price	Approximately $12.61 per share of our common stock.

Initial Conversion Rate	79.2896 shares of our common stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part, at our option at any time, and from time to time, on or after May 6, 2023 and on or before the scheduled trading day before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice.

Private Exchange Transactions	Each of the Participating Stockholders has agreed to exchange the 2022 Notes that they currently hold (representing an aggregate of $44,816,000 principal amount of 2022 Notes) for an aggregate of approximately $32.1 million in cash and $80,000,000 aggregate principal amount of 3.25% convertible senior notes due 2025 in concurrent private exchange transactions that are expected to close immediately following this offering of notes (the “Participating Exchange Transactions”). We refer to any of our 3.25% convertible senior notes due 2025 issued to the Participating Stockholders in the Private Exchange Transactions as the “Participating Stockholder notes.” The Participating Stockholder notes will constitute part of the same series as the notes offered hereby, may initially be issued in certificated form, will initially not be fungible with the notes offered hereby (and will initially have a separate CUSIP number) and will be subject to certain transfer restrictions that are not applicable to the notes offered hereby. In particular, the Participating Stockholder notes will not become freely transferable until twelve months following their sale by the Participating Stockholders to a non-affiliate of ours unless sold in a transaction registered under the Securities Act or pursuant to Rule 144 under the Securities Act. This offering is not conditioned upon the closing of the Private Exchange Transactions, but the Private Exchange Transactions are conditioned upon the closing of this offering. We will not receive any cash proceeds from the Participating Stockholders in connection with the Private Exchange Transactions.

Pursuant to the terms of a registration rights agreement to be entered into between us and the Participating Stockholders, we will agree to file a registration statement with the SEC, promptly following the closing date of the Private Exchange Transactions, in order to effect a registration for resale by the Participating Stockholders of the Participating Stockholder notes and any shares of common stock issuable upon conversion of the Participating Stockholder notes. We expect that notes sold under such registration statement will be fungible with the notes offered hereby. Until the Participating Stockholder notes become freely tradeable, we expect the Participating Stockholder notes to trade, if at all, separately from the notes offered hereby, and we cannot assure you that the Participating Stockholder notes will ever trade with the notes offered hereby.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $97.0 million (or approximately $111.6 million if the underwriter fully exercises its over-allotment option), after deducting the underwriter’s discounts and commissions and our estimated offering expenses. We intend to use approximately $49.3 million of the net proceeds from this offering to repay in full and terminate our existing Credit Agreement. Such amount includes the repayment of $47.5 million in outstanding principal, approximately $500,000 in interest accrued thereon, the Prepayment Fee of $760,000 and the Exit Fee of $570,000.

In addition, we intend to use approximately $2.3 million of the net proceeds from this offering to repurchase the Series E Preferred Stock we issued to South Ocean Funding, LLC, and approximately $32.1 million of the net proceeds from this offering to pay the aggregate cash amount due to the Participating Stockholders under the Private Exchange Transactions. We intend to use the remainder of the net proceeds for general corporate purposes. Pending application of the net proceeds as described above, we may invest the net proceeds in interest-bearing investment grade securities.

Sole Book-Running Manager	Stifel, Nicolaus & Company, Incorporated

CUSIP / ISIN Numbers	45782B AD6 / US45782BAD64

Interest Make-Whole Payment	If the last reported sale price of our common stock for each of the five trading days immediately preceding a conversion date is greater than or equal to $10.51 (which price is subject to adjustment in a manner directly inverse to the manner in which, but otherwise at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rate Adjustments—Generally”), we will, in addition to the other consideration payable or deliverable in connection with any conversion of Notes, make an interest make-whole payment to the converting holder equal to the sum of the present values of the scheduled payments of interest that would have been made on the Notes to be converted had such Notes remained outstanding from the conversion date through the earlier of (i) the date that is three years after the conversion date and (ii) the maturity date if the Notes had not been so converted or otherwise repurchased.

If a conversion date occurs after the close of business on a regular record date for the payment of interest but prior to the open of business on the interest payment date corresponding to such regular record date, we will not pay accrued interest to any converting holder and will instead pay the full amount of the relevant interest payment on such interest payment date to the holder of record on such regular record date. In such case, the interest make-whole payment to such converting holders will equal the present value of all remaining interest payments, starting with the next interest payment date for which interest has not been provided for until the earlier of (i) the date that is three years after the conversion date and (ii) the maturity date if the Notes had not been so converted or otherwise repurchased.

The present values will be computed using a discount rate equal to 1.0% by a U.S. nationally recognized independent investment banking firm, which may be the underwriter of this offering, retained by us for this purpose.

We will satisfy our obligation to pay any interest make-whole payment, at our election, in cash or shares of our common stock (together with cash in lieu of fractional shares) as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Interest Make-Whole Payment.”

If we pay an interest make-whole payment in shares of our common stock, then the number of shares of common stock (together with cash in lieu of any fractional share) a holder will receive will be that number of shares that have a value equal to the amount of the interest make-whole payment to be paid to such holder in shares, divided by the product of the simple average of the daily VWAP of our common stock for the five VWAP trading days immediately preceding the conversion date; provided, that in no event will the effective conversion price of the Notes, after giving effect to any interest make-whole payment (whether paid in cash or shares of our common stock (together with cash in lieu of any fractional share)), be less than $10.51, which price is subject to adjustment in a manner directly inverse to the manner in which, but otherwise at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rate Adjustments—Generally”.

Notwithstanding the foregoing, if in connection with any conversion the conversion rate is adjusted as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change,” then such holder will not receive the interest make-whole payment with respect to such Note.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares (the “additional shares”) set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental Change Effective Date		Stock Price
	$10.51	$11.50	$12.61	$14.00	$16.40	$19.00	$22.00	$25.00	$30.00	$40.00	$50.00
May 12, 2020	15.8578	12.6313	10.0159	7.7350	5.3000	3.7553	2.6309	1.8636	1.0127	0.1710	0.0000
May 1, 2021	15.8578	11.8435	9.0896	6.7893	4.4896	3.1358	2.1918	1.5564	0.8467	0.1338	0.0000
May 1, 2022	15.8578	10.9078	7.9635	5.6429	3.5366	2.4279	1.6991	1.2120	0.6607	0.0950	0.0000
May 1, 2023	15.8578	9.8365	6.5845	4.2421	2.4354	1.6453	1.1618	0.8360	0.4570	0.0600	0.0000
May 1, 2024	15.8578	8.5678	4.7034	2.4143	1.1951	0.8111	0.5836	0.4248	0.2350	0.0245	0.0000
May 1, 2025	15.8578	7.6670	0.0127	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two make-whole fundamental change effective dates in the table above, then the number of additional shares will be determined by a straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above and/or the earlier and later make-whole fundamental change effective dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $50.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $10.51 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 95.1474 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, the underwriter, or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at 415-364-2720 or by email at syndprospectus@stifel.com.

You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet, nor the Preliminary Prospectus Supplement and accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.